April 10, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Attn.: Deborah L. O’Neal, Esq.

Re: TriplePoint Global Venture Credit, LLC

Request to Withdraw Registration Statement on Form 10

File No: 000-56116

Ladies and Gentlemen:

On behalf of TriplePoint Global Venture Credit, LLC, a Maryland limited liability company (the “Company”), we request the withdrawal of the Company’s registration statement on Form 10 initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 14, 2020, as amended by Amendment No. 1 to Form 10 as filed on March 6, 2020 (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

The Company will refile the Registration Statement concurrently with the filing of this request in order to reset the statutory sixty day effectiveness date.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions, please feel free to contact Harry Pangas by telephone at 202.261.3466 or by email at harry.pangas@dechert.com.

Respectfully,

TriplePoint Global Venture Credit, LLC

/s/ Sajal K. Srivastava______________

Sajal K. Srivastava

President